BAKER & McKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
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(Gaikokuho Joint Enterprise)
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06017105

File No. 82-34816
September 13, 2006

VIA AIR MAIL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.


SEC MAIL
RECEIVED
SEP 25 2006
WASH., D.C.
185

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Determination of Exercise Price, Etc. of Stock Options (Stock Acquisition Rights) to Employees, Etc. (Dated September 4, 2006)

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation) **File No. 82-34816**

September 4, 2006

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer
(TEL: 03-6215-9955)

Notice of Determination of Exercise Price, Etc. of Stock Options (Stock Acquisition Rights) to Employees, Etc.

Notice is hereby given that with regard to the "Notice of Issuance of Stock Options (Stock Acquisition Rights) to Employees, Etc." resolved at the meeting of the Board of Directors of SEGA SAMMY HOLDINGS INC. (the "Company") held on August 31, 2006, the exercise price of the stock acquisition rights and other terms, which had remained undetermined, were determined as described below:

Description

1. Date of allotment of stock acquisition rights:

   September 4, 2006

2. Total number of stock acquisition rights to be issued:

   100 rights

3. Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

   10,000 shares of common stock of the Company (number of shares to be issued or transferred for each stock acquisition right: 100 shares)

4. Amount of property to be contributed upon exercise of stock acquisition rights ("Exercise Price"):

   ¥406,800 per stock acquisition right (¥4,068 per share)

5. Total amount of issue prices of shares to be issued upon exercise of stock acquisition rights:

   ¥46,880,000

6. Amounts of capital and capital reserve to be increased in the event that the Company issues shares upon exercise of the stock acquisition rights:

   (i) Amount of capital to be increased: ¥2,344 per share

   (ii) Amount of capital reserve to be increased: ¥2,344 per share

<For reference>

1.	Date of resolution of the Board of Directors for the proposition to be submitted to the Ordinary General Meeting of Shareholders:	May 16, 2006
2.	Date of resolution of the Ordinary General Meeting of Shareholders:	June 20, 2006
3.	Date of resolution of the Board of Directors for determination of the terms of offering of stock acquisition rights for subscription:	August 31, 2006
4.	Exercise period of the stock acquisition rights:	September 5, 2008 to September 4, 2010

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